CIGNA CORPORATION
900 Cottage Grove Road
Bloomfield, Connecticut 06002

VIA EDGAR

July 24, 2019

Ada D. Sarmento
Office of Healthcare & Insurance
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

RE:	Cigna Corporation Registration Statement on Form S-4 File No. 333-232265 Request for Acceleration

Dear Ada D. Sarmento:

Reference is made to the Registration Statement on Form S-4 (File No. 333-232265) filed by Cigna Corporation (the “Company”) with the U.S. Securities and Exchange Commission (the “SEC”), as amended (the “Registration Statement”).

The Company hereby requests the Registration Statement be made effective at 9:00 a.m., Eastern Time, on July 26, 2019 (the “Effectiveness Time”), or as soon as possible thereafter, in accordance with Rule 461 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended.

Please contact David E. Shapiro or Jenna E. Levine of Wachtell, Lipton, Rosen & Katz at (212) 403-1314 or (212) 403-1172, respectively, with any questions you may have concerning this letter, or if you require any additional information. Please notify either of them when this request for acceleration of effectiveness of the Registration Statement has been granted.

Sincerely,

CIGNA CORPORATION

By:	/s/ Amy C. Cook
	Name:	Amy C. Cook
	Title:	Managing Counsel - Securities, Governance & Treasury and Assistant Corporate Secretary

cc:          David E. Shapiro, Esq.
Jenna E. Levine, Esq.
Wachtell, Lipton, Rosen & Katz